March 22, 2011	Thor Industries, Inc. 419 West Pike Street Jackson Center, OH 45334
VIA EDGAR AND FAX DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Lyn Shenk
                   Branch Chief
Re:	Thor Industries, Inc. File No. 001-09235 Form 10-Q: For the Quarterly Period Ended April 30, 2010 Form 10-K: For the Fiscal Year Ended July 31, 2010
Ladies and Gentlemen:
Set forth below are the responses of Thor Industries, Inc. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 22, 2011 with respect to the Form 10-Q and Form 10-K referenced above.
For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the respective Form 10-Q or Form 10-K unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Form 10-Q or Form 10-K.
Form 10-Q: For the Quarterly Period Ended April 30, 2010
Notification of Late Filing and Application for Extension to File
1.	We note that you filed a Form 12b-25 (Notification of Late Filing and Application for Extension to File) with respect to your Quarterly Report on Form 10-Q for the period ended April 30, 2010 because of your independent auditor’s evaluation of certain accounting positions previously taken in your audited financial statements included in the Form 10-K for the fiscal year ended July 31, 2009 and the unaudited financial statements included in the Quarterly Reports on Form 10-Q for the periods ended January 31, 2009, April 30, 2009, October 31, 2009 and January 31, 2010. In this regard, your independent auditor was addressing issues relating to the accounting treatment for (a) your transactions with Stephen Adams and FreedomRoads that were consummated in January 2009, and (b) repurchase reserves relating to agreements with lenders to your independent dealers and revenue recognition issues with respect to transactions with your independent dealers. Please explain in detail the issue your independent auditor was addressing relating to the accounting treatment for your transaction with Stephen Adams and FreedomRoads, the repurchase reserves, and the revenue recognition issues with your independent dealers. In your response, please further describe these issues, and provide an analysis of the accounting treatment for the transactions and the basis for the conclusions reached.

The matters that our independent auditor was addressing related to our accounting treatment for:
A.	The Company’s January 2009 loans to Stephen Adams, the majority owner of our largest recreation vehicle (“RV”) dealer — FreedomRoads, LLC (“FR LLC”). The matters included
i)	whether we should consolidate FR LLC pursuant to FIN 46(R) and

ii)	certain revenue recognition considerations relevant to our sales to FR LLC in light of the January 2009 loans to Stephen Adams, as more fully described below.
B.	The Company’s repurchase obligations under agreements with lenders to its independent dealers, including related revenue recognition.
The sections below describe these matters more fully, the Company’s analysis of the accounting treatment and the basis for our conclusions.
Item A i) — FIN 46(R) related to FreedomRoads
The following analysis provides a summary of the Company’s evaluation of our involvement with FreedomRoads and the necessary consolidation considerations pursuant to the guidance of FIN 46R, Variable Interest Entities (FIN 46R).
Background
The Company is a large manufacturer of RVs and FreedomRoads Holding Company, LLC (“FR Holding”), through its operating subsidiary FR LLC, is the largest dealer network for the Company’s products. FR Holding is owned principally by Mr. Stephen Adams and is a privately held company. We have been advised by FR LLC that approximately 20% of FR LLC’s 2008 total revenues were represented by Thor-manufactured products. During fiscal 2009, FR LLC accounted for 11% of the Company’s consolidated net sales and 15% of its RV net sales. The Company, as is common in the industry, has entered into repurchase agreements with FR LLC’s floor plan lenders. The repurchase agreements, under certain conditions such as defaults by FR LLC under the floor plan financing (and as more fully described below in “Item B — Repurchase Obligations”) can require the Company to repurchase inventory previously sold to and still held by FR LLC. At the time of the loans made by the Company, FR LLC was operating under a forbearance agreement under its floor plan financing arrangements.
Pursuant to the forbearance agreement, FR LLC’s floor plan lenders required certain equity contributions into FR LLC from Mr. Adams, the controlling owner of FR Holding. In that regard, Mr. Adams initiated negotiations with the Company in order to raise the proceeds necessary for these contributions. Although Mr. Adams has considerable net worth and investments from which he might have raised these funds; it is the Company’s understanding that he approached the Company as another possible alternative in an attempt to avoid expending personal funds at that particular point in time.

In January 2009, the Company entered into two separate loan agreements with principal amounts of $10 million each (collectively referred to as the “Loans”) to Mr. Adams and the Stephen Adams Living Trust (the “Trust”). Pursuant to the Loan agreements, Mr. Adams then invested the $20 million into FR Holding which, through various wholly-owned subsidiaries, ultimately contributed the cash to its wholly-owned subsidiary FR LLC. In accordance with the Loan agreements, the $20 million was used by FR LLC to i) pay down $10 million of outstanding floor plan financing related to purchases of the Company’s products and ii) purchase an additional $10 million of product ($6.6 million of new product and $3.4 million of product that had been repurchased from other dealers) from the Company.
The Loans were initially secured by a first priority security interest in Mr. Adams’ equity interest in FR Holding and were initially guaranteed by FR Holding. In addition, the Company has recourse to the assets of Mr. Adams and his Living Trust. Both Loans bear interest at an annual rate of 12%. One Loan was scheduled to mature in full in January 2010 and interest was due quarterly in cash. The other Loan was scheduled to mature in full in January 2014 with interest payable in kind during year one and payable in cash monthly thereafter. One of the main reasons that the Company made the Loans directly to Mr. Adams and the Trust and not directly to FR LLC was to avoid conflict with other dealers of the Company’s products in addition to the fact that the Company is not in the dealership business and does not want to be involved with sales to retail customers. The Company performed diligence to assess the net worth of Mr. Adams in order to determine his ability to repay the Loans outside of his investment in FR Holding and its affiliates. The Company assessed the creditworthiness of Mr. Adams based upon information provided by him and publicly available information. Our December 2008 assessment established that Mr. Adams had very substantial net worth, indicating that there was sufficient collateral and assets to repay the $20 million of Loans. Additionally, based on the collateral (including Mr. Adams’ interest in the FR entities) securing the Loans and the guarantee by FR Holding, the Company determined that at the time of the making of the Loans, collection was not dependent upon distributions to Mr. Adams from FR Holding and its affiliates. Accordingly, the Loans were approved by management and the Board of Directors of the Company with the intention to seek recovery of all amounts loaned to Mr. Adams. Through the date of this letter, Mr. Adams is current on all scheduled principal and interest payments, taking into account the modifications and loan extension discussed below under “Subsequent Considerations”.
As part of the negotiation in issuing the Loans, FR LLC entered into an exclusivity agreement with the Company whereby FR LLC is required to purchase 80-90% of its new RVs from the Company, subject to certain exceptions, as long as the Company offers the requested product. It is the Company’s understanding that approximately half of FR LLC’s 2008 revenues were from new RV sales. The exclusivity agreement includes a ‘most favored nation’ provision whereby the Company is required to offer FR LLC the lowest price that it offers to its other customers for the same RV. As such, FR LLC’s price is deemed to be at market and, by extension, not significantly different than if FR LLC purchased the new RV from a different vendor. The exclusivity agreement was initially scheduled to terminate upon full payment of both Loans but was subsequently extended. In addition, it should be noted that the exclusivity agreement was not concluded to be a variable interest in FR LLC as we concluded that there was no fair value associated with the agreement and all pricing was at market terms.

Accounting Evaluation
Paragraph 7 of FIN 46R requires reassessment as to whether an entity is a Variable Interest Entity (“VIE”) upon the occurrence of certain events. Paragraph 15 of FIN 46R requires reconsideration of the primary beneficiary of a VIE upon the occurrence of certain events. We believe that the January 2009 transactions represent a reconsideration event under this guidance.
While the Loans were made directly to Mr. Adams and the Trust rather than to FR LLC, we also considered the guidance provided by the SEC relating to “activities around the entity” (such as loans from the reporting entity to variable interests holders of a VIE), and determined that we should consider the Loans in the Company’s consolidation analysis of FR LLC under FIN 46R.
Because the above noted events resulted in a reconsideration event of the consolidation analysis of FR LLC, the following discussion describes the Company’s consideration under FIN 46R as of January 2009 (and therefore uses pre-Codification literature references).
As certain steps of the VIE analysis are dependent upon identifying related parties and de-facto agents of the Company, we first evaluated our relationship with Mr. Adams. We concluded that Mr. Adams was neither a related party nor a de-facto agent of the Company. We first concluded that Mr. Adams was not a related party pursuant to the guidance in FAS 57, Related Party Disclosures, as i) the Company and Mr. Adams do not control each other nor are under common control, ii) neither the Company nor Mr. Adams hold investments in each others’ equity securities, and iii) the Company does not control or significantly influence Mr. Adams or FR LLC. The Company has a significant number of other dealers, moreover it is the Company’s understanding that Mr. Adams has significant wealth and income generating businesses outside of his relationship with the Company. Therefore, we concluded that neither party’s reliance on the other would be significant enough to suggest that the respective parties were not pursuing their own separate interests and instead acting as a de-facto agent of the other party. We further considered the four factors identified in paragraph 16 of FIN 46R to determine if Mr. Adams was a de-facto agent of the Company.
a.	Can Mr. Adams support his operations without subordinated financial support from the Company? Yes, the Company, as part of the Loan origination, determined that Mr. Adams had adequate capital resources to support his personal ‘operations’ as evidenced by his substantial net worth and apparent creditworthiness based upon information reviewed by the Company. His borrowing from the Company was a personal decision he made to avoid having to expend personally available funds to financially support FR LLC at that time.

b.	Did Mr. Adams receive his interest in FR LLC from a contribution or loan from the Company? While Adams did fund this particular equity investment into FR LLC with the Loans from the Company, Adams already had a substantial investment in FR LLC and to our knowledge continues to have full benefits and obligations associated with his beneficial interest in FR LLC. In addition, the Loans were originated on an arms-length basis, there were no requirements for Mr. Adams to obtain financing from the Company and the Loans were reviewed and approved by the Board of Directors of the Company looking at the commercial substance of the transaction as well as the Company’s full recourse to Mr. Adams other assets.

c.	Is Mr. Adams an officer, employee or member of the Company’s governance board? No, Mr. Adams does not participate in any way with the operations or governance of the Company.

d.	Does the Company have i) an agreement with Adams that he cannot sell, transfer or encumber his interests in FR LLC without the Company’s approval or ii) a close business relationship like the relationship between a professional services provider and a significant client? The Company has no other business relationships with Mr. Adams or his affiliates other than the Loans and their typical vendor/customer relationship through his ownership of FR LLC. As noted above, we concluded that neither parties’ reliance on the other would be significant enough that the parties’ would be considered not to be pursuing their own separate interests and instead acting as a de-facto agent of the other party.
Therefore, based on the above, the Company concluded that Mr. Adams was not a related party or a de-facto agent. Accordingly, the following discussion regarding the Company’s FIN 46(R) analysis does not consider Mr. Adams as a related party or de-facto agent of the Company.
Step 1 — Determine if any of the scope exceptions apply to the Company/FR LLC.
We determined that none of the scope exceptions were able to be applied to the Company’s consolidation analysis of FR LLC, principally due to the Company’s involvement in the redesign of FR LLC — most notably that the Loans effectively refinanced a portion of FR LLC’s outstanding debt.
Step 2 — Determine if FR LLC is a variable interest entity pursuant to the conditions included in paragraph 5 of FIN 46R.
We determined that FR LLC was a variable interest entity because we concluded that there were several factors indicating that the equity investment at risk of FR LLC was not sufficient pursuant to the guidance in FIN 46R.
Based upon information obtained by the Company, it is the Company’s understanding that at the time of the Loans FR LLC had significant subordinated debt (including various repurchase agreements from its vendors). The existence of this subordinated financial support is a strong indication that the equity at risk is insufficient to support FR LLC’s activities. In addition, the circumstances prompting the need for the Loans indicate that the floor plan finance lenders did not believe that FR LLC had sufficient equity investment at risk to finance its ongoing operations without additional subordinated financial support. As such, we concluded that FR LLC was a variable interest entity.
Step 3 — Determine what variable interests the Company has in FR LLC.
We determined that the Company’s repurchase agreements with FR LLC’s floor plan lenders would be considered a variable interest in FR LLC. The repurchase agreements would be considered variable interests because they can require the Company to absorb expected losses if FR LLC defaults on its floor plan financing.

The Loans were provided directly to Mr. Adams (and the Trust) and the terms of the Loans were substantive. As such, we believe that there would be a reasonable basis to conclude that these Loans were not variable interests in FR LLC. Nonetheless, for purposes of the FIN 46R analysis, the Company did consider them as variable interests.
Finally, the Company also considered whether it had any other explicit or implicit variable interests in FR LLC. Other than as described above, the Company has no other direct contractual, ownership or other pecuniary interests in FR LLC. There are no other calls, puts, leases, swaps, guarantees or other relationships or agreements to consider (such arrangements being the typical sources of implicit variable interests). The Company notes that it does not have any significant influence over any decision making within FR LLC, it had no related party relationships with other variable interest holders in FR LLC, it had not previously absorbed any losses related to FR LLC, FR LLC’s floor plan finance lenders were fully aware of the Loans to Mr. Adams, and the Company had no intention and neither communicated or indicated to floor plan finance lenders that the Company would support FR LLC in any way other than through the repurchase agreements. All of these factors support that the Company does not have any other variable interests in FR LLC.
Step 4 — Determine if the Company is the primary beneficiary of FR LLC.
The Company determined that, pursuant to paragraph 14 of FIN 46R, the Company would not absorb a majority of the expected losses or residual returns of FR LLC.
The significant variable interest holders of FR LLC are the equity holders of FR LLC, the floor plan and bank financing lenders, various other subordinated lenders and the Company.
The Company’s maximum losses from its variable interests in FR LLC are primarily represented by its potential obligation under the Company’s repurchase agreements with FR LLC’s floor plan lenders. While the amount of FR LLC’s borrowings covered by the contingent repurchase guarantees was $73 million as of January 31, 2009, this amount does not measure the Company’s exposure to losses. Even if FR LLC defaults on its obligation to pay the floor plan financing and the lenders then perfect their interests in the related inventory and put that inventory back to the Company (a sequence of events that is less likely than other workout scenarios that the lenders could execute), the Company would be able to resell that inventory to another dealership. Therefore, the fair value of the Company’s guarantee obligation is far less than the stated value of the guarantee. The Company determined that the repurchase guarantee had an estimated fair value of approximately $3 million as of January 31, 2009.
In regards to the Loans, as noted in the Background section above, because of the creditworthiness and personal net worth of Mr. Adams outside of Mr. Adams’ interests in FR LLC, the Company concluded that this particular variable interest would absorb very little, if any, of FR LLC’s expected losses.

The fair value of the FR LLC equity was estimated to be approximately $50 million as of January 2009. The combined result of the above paragraphs is that the equity holders of FR LLC (as the most subordinate variable interest holder) would absorb expected losses before any such losses would be absorbed by the Company. It is theoretically possible that the expected losses absorbed by the equity holders would fully deplete the fair value of the equity interests, at which point expected losses would be absorbed by the subordinated debt holders (i.e. variable interests held by other third parties). We determined qualitatively that the potential losses absorbed by the Company, even in a worst case scenario, could not result in the Company absorbing the majority of the expected losses and residual returns.
Accordingly, the Company concluded that its variable interests in FR LLC would not absorb a majority of the expected losses of FR LLC. As such, the Company is not the primary beneficiary and would not consolidate FR LLC pursuant to FIN 46R.
Subsequent Considerations
In connection with the issuance of a third $10 million loan to Mr. Adams and another FR Holding owner in December 2009, the Loan agreements and the exclusivity agreement were modified, as follows: the guaranty by FR Holding and the pledge by Mr. Adams and the Trust of their interests in FR Holding were each terminated and at the same time the Company received rights to loan prepayments if certain events occur, the repayment schedule of the previous one year loan was extended to three years and the exclusivity agreement was extended to December 2029. The Company reassessed whether it should consolidate FR LLC as a result of the third loan and, for many of the reasons described above related to the first two loans, concluded that consolidation of FR LLC continued to be inappropriate.
The Company more recently reassessed whether FR LLC should be consolidated pursuant to the revised ASC 810-10 guidance (FASB 167) and also determined that under the amended VIE guidance, it continued to be appropriate for the Company to not consolidate FR LLC as the Company does not have the power to direct the activities of FR LLC that most significantly impact its economic performance.
Item A ii) — Revenue recognition on sales to FR LLC
The Company evaluated the following related to revenue recognition to FR LLC:
1.	Whether the indirect financial assistance via the Loans to Mr. Adams and the Trust would require the Company’s sales to FR LLC to be considered an in-substance consignment arrangement.

2.	The appropriateness of recognizing revenue on FR LLC’s $10 million purchase using the proceeds from the second Loan to Mr. Adams and the Trust.

Additional Background:
In addition to the background provided on the transactions above, the following is relevant to the revenue recognition analysis related to sales to FR LLC.
The second loan agreement with Mr. Adams required that the proceeds of the Loan ultimately be used by FR LLC to make a one-time purchase of approximately $10 million of new and repurchased RVs from the Company. FR LLC had the choice of what RVs to purchase from the Company’s available inventory. FR LLC moved this inventory under normal terms (based on our review of a sales status report for FR LLC, 59% of these units were sold by July 31, 2009 — in line with a typical 2-3 turns per year). The sale resulted in $10 million of revenue and cost of goods sold of approximately $10.2 million. This loss, which was covered by existing reserves, was attributed to the repurchased RVs.
In the three months after this purchase, FR LLC purchased approximately $45 million more of the Company’s RVs financed through FR LLC’s normal floor plan financing arrangements. This compares to $12 million of RV purchases (including the subject $10 million) during the three months ended January 31, 2009.
The Company notes that FR LLC’s floor plan lender has never taken title to any Company product or required the Company to repurchase any RVs previously sold to FR LLC. Additionally, the Company has never repurchased or allowed FR LLC to return its products to the Company.
Accounting Analysis A.ii.1 — Whether the indirect financial assistance via the Loans to Mr. Adams and the Trust would require the Company’s sales to FR LLC to be considered an in-substance consignment arrangement.
The Company considers many factors in determining whether its shipment of product to dealers, such as FR LLC, should be recognized as revenues rather than delaying that recognition until the dealer sells the product to consumers. The following are the more significant and relevant factors that the Company considers and on which it bases its determination that revenue recognition upon shipment to dealers is appropriate and that they do not represent in-substance consignment arrangements.
•	Legal title and risk of loss passes to the dealer at the time products are shipped to the dealer

•	The Company does not dictate the number of units or type of products its dealers purchase

•	The Company does not sell to dealers unless the dealer has arranged floor plan financing and, other than the credit enhancement provided through the repurchase agreement, does not provide financial assistance to the dealers

•	The Company has no management rights or active interest in the management of its dealers

•	The dealers are not allowed to return products to the Company

•	The Company does not finance the sale to the dealer. It only provides the dealer with a credit enhancement in the form of a guarantee to the lender. That lender is at substantial risk in regards to that financing (as more fully described in the Item B — Repurchase Obligations section of this comment response)

•	The proceeds received from the dealer are not contingent upon the amount the dealer receives when the product is resold

•	Extended payment terms are not granted to the dealer

We believe the above general model applies equally to sales with FR LLC, but due to the loan transactions with Mr. Adams, we made additional considerations as to whether or not sales to FR LLC should be accounted for as an in-substance consignment whereby the Company would not recognize revenue on sales to FR LLC until FR LLC sold the RVs to their end customer. The differences between the above general analysis on in-substance consignment sales to other dealers and the Company’s transactions with FR LLC are as follows:
•	FR LLC would have been considered thinly capitalized at the time and was experiencing financial difficulties.

•	FR LLC was operating under a forbearance agreement with its floor plan financing lenders that required an equity infusion from Mr. Adams.

•	The Company indirectly provided funds for the equity contribution through the Loans.

•	The Company indirectly financed the $10 million of purchases using the proceeds from the second Loan.
While FR LLC was thinly capitalized and in need of additional capital, we believe the indirect financial assistance provided by the Company to FR LLC, via the loans to Mr. Adams and the Trust, were substantive transactions with Mr. Adams. The risk assumed by Mr. Adams points to FR LLC being “carried” by Mr. Adams and not by the Company. As the Loans were made directly to Mr. Adams and the Trust, the Company has recourse against Mr. Adams’ personal assets and intends to pursue his personal assets in the event of non-payment. Mr. Adams’ equity contributions and the risk assumed by Mr. Adams has allowed FR LLC to continue operations. The Company concluded based upon information provided by Mr. Adams and other publicly available information that Mr. Adams has significant assets beyond FR LLC that would enable the Company to recover payment in the event of default. That is, repayment is not solely dependent upon the financial success of FR LLC. Additionally, the Company continues to believe the loans are collectible from Mr. Adams as evidenced by the fact that Mr. Adams has made all required principal and interest payments and complied with all applicable quarterly covenant compliance reporting requirements.
Also, as noted below in “Item B — Repurchase Obligations”, we do not believe the existence of the repurchase guarantee precludes revenue recognition. Repurchase guarantees are common in the industry and the Company issues the same guarantee to all dealers that utilize floor plan financing. Further, we do not believe that the repurchase guarantee significantly reduces the risk that the lenders incur in extending floor plan financing to FR LLC. The Company issued the guarantee on behalf of FR LLC before FR LLC began to experience financial difficulties and will continue to sell to FR LLC as long as the lenders provide floor plan financing. The lenders have significant additional risk beyond the risk posed to the Company via the repurchase guarantees which only mitigates the lenders’ risk. Lenders will discontinue financing or restrict purchases even with the repurchase guarantee in place. Based upon these factors, the Company believes the guarantees do not represent a material inducement for lenders to make floor plan financing available to FR LLC.
As it relates to FR LLC, we also considered whether the exclusivity agreement provides the Company with any management or ownership rights in FR LLC. The agreement only provides that a certain percentage of FR LLC’s purchases be of the Company’s products. FR LLC’s ability to choose other manufacturers has also been limited due to the recent bankruptcies of certain of the Company’s competitors. As such, the Company believes FR LLC’s purchases of the Company’s products were expected to increase regardless of the exclusivity agreement. The purchases subject to this provision only include new RVs and product offered by the Company. It does not provide for minimum annual volumes or certain types of inventory and provides FR LLC the flexibility to make purchases. Other than the most favored nation terms discussed above, the terms offered to FR LLC under the exclusivity agreement are similar to terms offered to other dealers.
Conclusion
Based on the above analysis, we believe the presence of the repurchase guarantee, exclusivity agreement and financial assistance provided to Mr. Adams do not constitute active management of FR LLC by the Company and therefore sales to FR LLC should not be viewed as in-substance consignment arrangements.
Accounting Analysis A.ii.2 — The appropriateness of recognizing revenue on FR LLC’s $10 million purchase using the proceeds from the second Loan to Mr. Adams and the Trust.
We believe the sale to FR LLC using the proceeds from the second Loan is a substantive transaction as are the Loans to Mr. Adams and the Trust. FR LLC’s management indicated that there was a need for the inventory at the time to execute its business plan and that FR LLC needed “fresh” inventory. The timing for the Loan was based upon FR LLC’s need for the equity contribution and was not dictated by the Company in terms of the timing of the sale. Based upon FR LLC wanting “fresh” inventory that it could sell to execute its business plan, it appears that the quantities were not in excess of FR LLC’s needs. We also noted above that FR LLC moved this inventory under normal terms and made subsequent purchases under its traditional floor plan financing arrangement.
When considering the Loan to Mr. Adams and the Trust, the payment terms exceeded normal sales terms, however the Company has determined that collectability is reasonably assured on the basis of Mr. Adams’ net worth. The Company has the ability and intent to pursue the assets of Mr. Adams and the Trust for repayment considering that their net assets were estimated at the time the Loans were made to significantly exceed the value of the Loans.
Further, the Company notes that this was a non-recurring transaction and that the $10 million of sales and approximately $10.2 million of cost of goods sold is immaterial to the Company’s financial results.
Item B — Repurchase Obligations
We addressed the following related to the repurchase reserves and revenue recognition with the Company’s independent dealers (excluding FR LLC):
1.	The impact of repurchase guarantees on revenue recognition

2.	The Company’s accounting for the repurchase reserves

3.	The Company’s accounting for repurchase transactions

Background
Approximately 90-95% of the Company’s RV sales to independent dealers are financed by the dealer through floor plan arrangements with third party floor plan lenders. It is customary practice in the RV industry to enter into repurchase agreements with financing institutions that provide financing to their dealers. Generally, these agreements provide for the repurchase of products by the financing institution in the event of a dealer’s default on the entire floor plan financing arrangement. These repurchase obligations are not the same as the customers having a general right of return. In fact, our customers cannot return product to us. It is the floor plan lender that can require the Company to repurchase our products and only after that lender has perfected its interest in the product and has taken title to it. Additionally, a dealer could not default on selected inventory and have the lender put the inventory back to the Company. The dealer would have to default on the entire floor plan financing arrangement which would in turn require the lender to potentially repossess all of the dealer’s inventory. Such acts of default generally occur as a dealer is entering into bankruptcy.
Every unit sold by the Company through floor plan financing is specifically approved by the floor plan lender in advance of shipment. This ensures that the dealer is in good standing with the lender and confirms there is sufficient capacity on their line of credit. Based on our understanding of the lenders’ underwriting policies, lenders require that dealers have a significant amount of equity at stake which incentivizes the dealer to perform and to protect the lender. If a dealer does not have sufficient equity at risk, they are required to have a certain net worth and provide a personal guarantee to achieve the same outcome. The lender’s underwriting decisions and the terms and conditions it negotiates with the dealer, including any amendments that the lender may request or waivers it may agree to due to changes in the dealer’s financial condition are between the dealer and the floor plan lender and do not involve the Company.
The floor plan lender takes on significant risk even with the repurchase agreements in place. Lenders to the Company’s dealers incur sizable losses in a repurchase situation. In addition to the fact that the lender’s exercise of the repurchase option can only occur when the dealer is in default and almost always results in the dealer entering bankruptcy, the Company’s repurchase obligation only mitigates the lender’s losses as follows:
•	The Company’s repurchase obligation is limited to unsold new units that have been on the dealer’s lot up to a period of 12-18 months. Older unsold new units are the lender’s sole risk.

•	The older the unit, the lower the Company’s repurchase price, thus putting the lender at risk for the spread between the original invoice price and the repurchase amount.

•	The lender bears sole risk for the condition of the unit, and the Company’s repurchase price is reduced for damage, excess wear and tear, or missing standard, accessory or optional items that were included on the unit when shipped.

•	The lender bears sole risk for units sold out of trust (i.e. the dealer sold the unit and failed to pay the lender as required under the floor plan arrangement).

•	The lender bears sole risk for used (trade-in) units that are covered under the floor plan arrangement.

For the above reasons, a lender’s risk due to a dealer’s financial problems is far greater than any one manufacturer’s risk (including the Company) related to units it has sold under repurchase obligations. Lenders therefore are not only highly motivated to monitor, identify and solve potential dealer financial issues early, they are also highly motivated to limit a troubled dealer’s purchases of new units.
General terms and conditions of the Company’s sales to independent dealers are the same for all dealers. Key aspects of the sales terms are as follows:
•	The Company does not have master sales agreements with its dealers and accepts orders through purchase orders.

•	Title and risk of loss of the RV transfers to a dealer upon shipment, at which point in time the Company recognizes revenue. In the event of the RV being lost, stolen, destroyed, etc. either during shipment or while in the possession of the dealer, the Company has no risk of loss.

•	Dealers do not have a stated right of return and the Company does not accept returns from the dealers.

•	The Company does not have any influence over a dealer’s sales, pricing, credit, and/or advertising policies. Stated more broadly, the Company does not have any direct control over the operations of any of its dealers.

•	The Company does not have an ownership interest in any of its dealers.
Our history of actual repurchases and losses on those repurchases have been immaterial as demonstrated in the table below (dollars in thousands). During the economic downturn the repurchases were not significant. Subsequent to the economic downturn, the repurchases have continued to be immaterial and were approximately 0.4% of net sales in both fiscal 2010 and year-to-date in fiscal 2011. The losses on those repurchases were 0.06% of net sales in fiscal 2010 and 0.07% year-to-date in fiscal 2011. As indicated, the vast majority of the cost of units repurchased is recouped by the Company upon resale of the repurchased unit.

	Consolidated	Cost of Units	Repo as % of	Loss Due to	Loss as % of
Period	Net Sales	Repurchased	Net Sales	Repurchase	Net Sales
FY 2010	$2,276,557	$10,001	0.4%	$1,336	.06%
FY 2009	1,521,896	32,913	2.2%	5,261	.35%
FY 2008	2,640,680	11,908	0.5%	1,857	.07%
FY 2007	2,856,308	10,078	0.4%	1,017	.04%
FY 2006	3,066,276	4,878	0.2%	648	.02%
FY 2005	2,558,351	11,220	0.4%	1,865	.07%
FY 2004	2,187,739	3,775	0.2%	642	.03%
FY 2003	1,571,404	4,130	0.3%	494	.03%
Accounting Analysis B.1 — Impact of repurchase guarantees on revenue recognition
To assess the appropriateness of our accounting policy regarding the repurchase guarantees and the associated impact to revenue recognition, we considered the following authoritative literature:

•	SAB Topic 13.A.1

•	ASC 605-15 Sales of Product when Right of Return Exists

•	ASC 470-40 Product Financing Arrangements

•	In-substance consignment sales

•	ASC 460 — Guarantees
An assessment of our sales to dealers subject to repurchase guarantees following the SAB Topic 13 revenue recognition criteria is as follows:
1.	Persuasive evidence of an arrangement — we believe persuasive evidence of an arrangement has been satisfied as each dealer submits purchase orders to stipulate the terms of the arrangement.

2.	Delivery — the delivery condition has been satisfied as title transfers to dealers upon shipment, the Company has no risk of loss in the event of a dealer’s RV being lost, stolen, destroyed, and the sales are not legally on consignment. We further considered whether the sales had the characteristics of the following types of transactions to evaluate whether delivery has occurred and the risk of loss has transferred:
•	Right of Return — The Company has considered whether the repurchase commitment should be considered a right of return accounted for under ASC 605-15-25, Sales of Product when Right of Return Exists. The Company does not believe that this guidance should be considered applicable to repurchase commitments between a lender and a manufacturer. As stated earlier, a dealer does not have any right of return. The repurchase commitment does not afford the lender a general right of return as contemplated by ASC 605-15-25 in that the lender’s right to ‘return’ the unit does not exist absent default by the dealer on its lending arrangement. The substance of the repurchase commitment is a financial guarantee which provides a credit enhancement to the dealer, not a general right of return as discussed in ASC 605-15-25 or as discussed in SAB Topic 13 for refund rights in service transactions.

Nonetheless, the Company has considered the criteria in ASC 605-15-25 solely to explore whether any of its concepts would suggest that revenue should not be recognized. As it relates to items (a) — (e) of ASC 605-15-25-1, the Company’s dealers are independent, substantive third parties who bear significant risks related to the product they purchase from the Company and other manufacturers. Dealers bear the risk of damage to the units, the risk of changes in market conditions that could depress their selling price or affect the demand for the types of products in their inventory, and the risk of going out of business if they default on their floor plan obligations (including the personal risk they assume under any personal guarantees.) The fact that the Company has entered into a credit enhancement arrangement that benefits the dealers does not negate the stand-alone nature of the product sales or create a general right of return. While industry practice has developed such that repurchase commitments with floor plan lenders is customary, the same economic benefit could have been provided via a reduction in the selling price of a unit, resulting in lower dealer carrying costs.

•	Product Financing Arrangements — While the repurchase arrangements have some similarity to those arrangements discussed in ASC 470-40-15-2, there are also significant differences. First, the repurchase amount does not include interest owed by the dealer prior to default (that is, the Company is not responsible for any holding/financing costs that a dealer incurs while the inventory is on its lot). Accordingly, the Company’s sales subject to repurchase guarantee do not meet the definition of product financing arrangements in ASC 470-40-15-2. Additionally, the Company notes that it has no arrangements with the purchaser/dealer of its products to finance the purchase price of those products. The Company’s repurchase obligations are instead with the floor plan lenders and represent a stand-by obligation that can be triggered only upon specific conditions that are outside the control of the floor plan provider. Under these arrangements, the repurchase price does not increase over time (as would be the typical case when interest and holding costs were added to the ‘principal’ balance), but instead actually decrease over time and under certain conditions, such as damage to and aging of the products.

•	In-Substance Consignment — Legally the Company does not sell its products on a consignment basis, however, if the transactions are deemed to be on an “in-substance consignment”, revenue would not be recognized until the dealer sold the RV to the end customer (sell through method). We have concluded our sales to independent dealers do not contain characteristics of a consignment sale based upon the following:
•	Legal title and risk of loss passes to the dealer at the time products are shipped to the dealer

•	The Company does not dictate the number of units or type of products its dealers purchase

•	The Company does not sell to dealers unless the dealer has arranged floor plan financing and, other than the credit enhancement provided through the repurchase agreement, does not provide financial assistance to the dealers

•	The Company has no management rights or active interest in the management of its dealers

•	The dealers are not allowed to return products to the Company

•	The Company does not finance the sale to the dealer. It only provides the dealer with a credit enhancement in the form of a guarantee to the lender

•	The proceeds received from the dealer are not contingent upon the amount the dealer receives when the product is resold

•	Extended payment terms are not granted to the dealer
3.	Collectability is reasonably assured — The Company has no history of collection problems. While the floor plan lenders pay the Company on behalf of the dealers, we considered whether the repurchase commitment between the Company and the lender suggests that the Company’s assessment of collectability should consider the ability of the dealer to pay the lender. We believe the floor plan agreements between the lenders and the dealers are substantive, discrete lending transactions between unrelated parties. The Company is not a party to the negotiation of those terms, is not a signator to the arrangement, and is not privy to the terms and conditions of the agreement. The floor plan arrangement generally covers both new and used inventory and permits the dealer to borrow against units from a variety of different manufacturers. The Company’s repurchase agreements with individual lenders have been in place in most cases for many years, apply broadly to any dealer to whom the lender extends financing, and are completely independent of any current transaction with any specific dealer. Further, the Company’s long experience is that the floor plan arrangement between the lender and the dealer is viewed by the lender as a substantive underwriting commitment that requires due diligence by the lender.

The resulting borrowing terms reflect the financial wherewithal of each individual dealer, frequently require the maintenance of certain financial ratios and a personal guarantee from the dealer, and permit the lender to inspect and verify on-hand units.

4.	Seller’s Price Considered Fixed or Determinable — We considered whether sales subject to a repurchase guarantee could be considered a sale with extended payment terms and whether or not those terms prevented revenue recognition. Except in the sale of software products, US GAAP does not provide specific guidance about when extended payment terms would prevent revenue recognition. The software guidance contained these provisions because the risk of concessions is greater with extended payment terms due to the risk of technological obsolescence in software products. RVs do not have the same risk of technological obsolescence and therefore we do not believe this guidance applies to the Company’s sales. This coupled with the fact that fees charged to dealers are not subject to change, there is no right of return and the fees are not dependent upon a future event, we believe that the price is fixed or determinable.
The Company believes that the substance of its repurchase obligation with lenders who provide floor plan financing to dealers is that of a guarantee under ASC 460, Guarantees. The Company essentially is offering its dealers the opportunity to purchase a credit enhancement (in the form of a guarantee to the lender) in connection with the purchase of new product.
Credit enhancements in the form of guarantees are common and can take many forms. ASC 460 has a lengthy definition of the guarantees that are within its scope. One such in-scope guarantee are “contracts that contingently require the guarantor to make payments (either in cash . . . or provision of services) to the guaranteed party based on changes in an underlying that is related to an asset . . . of the guaranteed party.” Clearly the Company’s repurchase commitment requires it (as guarantor) to make payment (in cash) to the lender (guaranteed party) on a contingent basis that is tied to a dealer’s default (i.e. an underlying of the lender’s asset) under its lending agreement. Thus it meets the criteria of a guarantee covered by ASC 460.
ASC 460-10-15-7(g) notes that a guarantee whose existence “prevents the guarantor from being able to either account for a transaction as the sale of an asset that is related to the guarantee’s underlying or recognize in earnings the profit from that sale transaction” is outside the scope of ASC 460. This paragraph acknowledges that certain guarantees could prevent revenue recognition. Examples of the types of guarantees that prevent the guarantor from being able to account for the transaction as a sale are illustrated in ASC 460-10-55-17. While the Company’s sales are not specifically addressed within ASC 460-10-55-17, we considered whether the Company’s sales had any of the characteristics that may prevent revenue recognition. Pre-codification, paragraph A19 of FIN 45 referred to examples of guarantees whose existence prevents revenue recognition, and referenced examples in paragraphs 25 and 28 of FASB Statement 66, Accounting for Sales of Real Estate. These examples referenced transactions that had continuing involvement that prevented the risks and rewards of ownership from transferring or guaranteed the buyer’s investment return. The Company’s sales do transfer the risk and rewards of ownership to the dealers and the Company does not guarantee a return on the lenders investment.
Finally, we considered whether the value of the guarantee could become so significant that substantially all of the risks and rewards of ownership have not been transferred. For example, if the fair value of the repurchase guarantee became so significant to the overall arrangement that it constituted substantially all the value of the arrangement, it may indicate that it is likely that the guarantee will be acted upon and that substantially all the risks and rewards of ownership have not been transferred. Despite the economic downturn and the increase in repurchases in fiscal year 2009, the Company believes that the fair value of the repurchase guarantee is insignificant to the total arrangement.
Further, ASC 460-10-55-23(b) states “If the guarantee were issued in conjunction with the sale of assets, a product, or a business, the overall proceeds (such as the cash received or receivable) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. That allocation would affect the calculation of the gain or loss on the sale transaction.” Accordingly, the repurchase guarantee will impact the revenue recognized upon shipment of the RVs; however, in discussing these types of arrangements the guidance does not indicate that the guarantees should preclude sales recognition altogether but supports that the guarantee is one element of a multiple element transaction. As such, the Company accounts for its sales to dealers that are subject to the repurchase guarantees as multiple element transactions in which one element is a product and the other is a guarantee (credit enhancement) that is accounted for under ASC 460 Guarantees.
Conclusion
Based upon all the considerations above, the Company concluded that the repurchase guarantee does not prevent revenue recognition and should be accounted for as one element of a multiple element transaction. Our conclusion that the guarantee is an element of a multiple element transaction is further supported in Chapter 5 of the CCH revenue recognition guide which addresses guaranteeing loans in connection with a sale of products and states “If the company still concludes that collection is reasonably assured and that all other revenue recognition criteria have been met, FIN 45 (ASC 460) requires the transaction be treated as a multiple-element arrangement; one element is the product sale and the other is the loan guarantee”.
Additionally, both the Company and its competitors have consistently accounted for these repurchase obligations as guarantees under ASC 460 since that standard became effective in 2003. While industry practice is no substitute for a comprehensive analysis under the literature, the fact that the industry has consistently followed this model provides at least anecdotal support of the comprehensiveness of the Company’s analysis and the acceptability of the Company’s conclusion.
Accounting Analysis B.2 — Accounting for the repurchase reserves
As noted in the analysis above, the repurchase guarantee is one element of a multiple element transaction that should be accounted for under ASC 460. Under ASC 460, the fair value of the repurchase guarantee should be recorded as a liability at its estimated fair value when that guarantee is entered into (at this time any potential loss is not probable under ASC 450). A new guarantee is entered into with each sale and part of each sale should be attributed to ‘selling’ the guarantee rather than selling the product. Therefore upon each sale, the proceeds of sale should be allocated to the guarantee based upon the fair value of the guarantee with the remaining proceeds allocated to the product sale.
ASC 460 does not explicitly describe how to account for guarantees subsequent to inception. Some options are listed, such as no re-measurement until the guarantee partially or fully expires or is settled, a systematic amortization over the life of the guarantee and re-measuring to estimated fair value each reporting period. However, the use of the fair value method is only appropriate if that method can be justified under GAAP (for example the guarantee is in the scope of ASC 815). The Company’s methodology approximates the extinguishment model as the ASC 460 liability is adjusted at each balance sheet date for the guarantees currently outstanding.

Additionally, the Company records a contingent liability element associated with the guarantees when a loss is probable of occurring under ASC 450. We also concluded that the classification as revenue of any allocated consideration to the guarantee was appropriate given that the guarantee is issued in connection with our ongoing major or central operations and is considered a separate element in a multiple element transaction.
The Company’s repurchase reserves materially represent the combined ASC 460 liability for the fair value of the guarantee and any contingent liability under ASC 450. Further the Company believes that based upon the historical repurchase rates and the fair value of the guarantee, the balance sheet and income statement impact of the guarantees and actual repurchases is immaterial to the Company’s financial statements. Even during the economic downturn, the fair value of the liability and the actual amount of repurchases were immaterial.
Accounting Analysis B.3 — Accounting for the repurchase transactions
We also evaluated i) whether the original sale and cost of goods sold should be reversed upon repurchase of an RV ii) if the repurchased inventory should be accounted for as an asset and iii) whether or not the subsequent disposal as a sale should be recorded as an additional sales transaction. We believe that upon repurchase, the original sale and cost of goods sold should not be reversed as it was a valid sale at the time of the transaction and the repurchase is not due to a dealer’s right of return. The repurchased inventory should be recorded at its new cost basis subject to impairment under ASC 330 Inventory. Any subsequent sale or disposal should be treated as a gross revenue transaction as it is a separate substantive transaction, subject to the recognition of any repurchase guarantee associated with the sale. We believe this treatment is analogous to the guidance in ASC 605-15-25-5 which addresses product sold and subsequently repurchased subject to an operating lease and both the original sale and resale are recognized as revenue for the same physical product. The Company’s accounting for its repurchase transactions and reserves materially reflects the impacts of the above conclusions.
Form 10-K: For the Fiscal Year Ended July 31, 2010
Item 15. Exhibits and Financial Statements, page
2.	Please file the Exclusivity Agreement between you and FreedomRoads Holding Company, LLC, FreedomRoads, LLC and certain subsidiaries of FreedomRoads, LLC. It appears that this is a material agreement that should have been filed as an exhibit to your filing.
The Company will file the Exclusivity Agreement between it and FreedomRoads Holding Company, LLC, FreedomRoads, LLC and certain subsidiaries of FreedomRoads, LLC as part of the Company’s Quarterly Report on Form 10-Q for the period ending April 30, 2011
Notes to Consolidated Financial Statements, Page F-7
Note L: Business Segments, Page F-20
3.	We note your disclosure that SJC, for segment reporting, is aggregated in the buses reportable segment because of similar economic characteristics, and the nature of the products, production process, type of customer, distribution channels and regulatory environment. Please provide us your evaluation of these characteristics in accordance with the guidance in ASC

280-10-50-11, in which all criteria must be met, in support of your assertion that these characteristics are similar. In addition, in light of disclosure on page 1 in your filing that states that your operating subsidiaries continue as independent operations, please tell us how the chief operating decision maker assesses performance of SJC.
Background: Each of the Company’s individual operating businesses have been and continue to qualify as operating segments. However, those operating segments qualify for aggregation into three separate reportable segments (motorized RVs, towable RVs and buses) due to their respective similarities. The primary reporting to the Company’s chief operating decision maker, its chief executive officer, includes operating results and financial position for each operating business with subtotals for each reportable segment. With this information, the chief operating decision maker assesses performance and makes operating decisions for each operating segment.
The Company acquired SJC Industries Corp. (“SJC”) on March 1, 2010. As of and for the fiscal year ended July 31, 2010, SJC’s revenues, pre-tax earnings and total assets represented 0.6%, 0.1% and 2.2%, respectively, of the Company’s consolidated totals. Corresponding percentages were 1.3%, 0.6% and 1.9%, respectively, as of and for the six months ended January 31, 2011. As is evident from these percentages, SJC represents an immaterial component of the Company’s consolidated operations and financial statements. The Company has no reason to believe that SJC’s operating results or financial position will become material to its consolidated results in the foreseeable future.
Through early January 2011, the Company operated SJC similar to how SJC was operated in the past. SJC continued to be managed by the executives who became Company employees after the acquisition. Also, like its other operating businesses, the Company continued to have discrete financial information for SJC as evidenced by the Company’s monthly reporting and consolidation. Pursuant to ASC 280, Segment Reporting, Section 10-50-1, since SJC is engaged in business activities from which it earns revenues and incurs expenses, those activities are regularly reviewed by the Company’s chief operating decision maker and has discrete financial information; SJC qualified as an operating segment. As described in the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2011, the Company internally restructured SJC under management control of its Goshen Coach bus operations. As a result of that restructuring, Goshen Coach and SJC are managed by a single segment management group and share significant administrative functions.
In determining whether the SJC operating segment should be aggregated within its existing Bus reportable segment, management considered the aggregation criteria of ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.
Management’s assessment is as follows:
In regards to the nature of products and services, SJC is a manufacturer in the ambulance conversion industry. It manufacturers and builds the body or ambulance onto a purchased or supplied chassis. It builds to order and its units have high option content. Similarly, our bus companies manufacture and build a bus conversion fitted onto a purchased or supplied chassis that is made to order and, due to required order specifications, also has high option content.

In regards to the nature of the production process, SJC is similar to buses in that most materials are purchased and the cutting and assembly is done by hand. The units are processed through a production line, moving station to station, being built to the specifications of the order.
In regards to the type of customers, like buses, the majority of SJC’s customers are municipalities that go through a bid process. SJC sells through a network of dealers, some of which are the same as our bus companies sell to. SJC will also enter into direct sales with the end customers, like our bus companies.
In regards to the distribution process, SJC distributes its products to customers throughout the United States primarily on cash-on-delivery terms. SJC uses transport companies if arranged by the customer. Our bus companies also utilize transport companies.
In regards to the regulatory environment, both the ambulance conversion and bus conversion industry are highly regulated. As they both manufacture conversions on motorized chassis, both are regulated by the FMVSS (Federal Motor Vehicle Safety Standards), and the FMCSA (Federal Motor Carrier Safety Administration). SJC does not currently sell into Canada, but they are exploring the option and if so would be regulated, as are the buses, by the CMVSS (Canadian Motor Vehicle Safety Standards). However, they also each follow standards unique to their industry. Buses are subject to Altoona testing — this testing is what is required for federal funding. It is a durability test. Ambulances follow federal requirements for ambulances as defined by General Services Administration Standard KKK-A-1822: Federal Specifications for Ambulances, the established ambulance standard that all government contracts require, and a list of test requirements established by the Ambulance Manufacturers Division of the National Truck Equipment Association.
In regards to economic characteristics, the Company notes that for the first full fiscal year that SJC will be included in the consolidated totals (i.e., fiscal year ending July 31, 2011), the Company’s bus operations are forecast (as adjusted for actual result through January 31, 2011) to realize a pre-tax operating margin of 6.7%, while SJC is forecast to realize a pre-tax operating margin of 3.3%. Excluding amortization expense related to intangible assets established in the purchase accounting for SJC, SJC’s forecasted pre-tax operating margin would be 5.2% as compared to the bus operations pre-tax operating margin of 6.7%. The Company expects that SJC will continue to realize economically similar operating results for the foreseeable future as compared to our bus operations.
As described above, management, in early calendar 2011, restructured the SJC operations under a common management team with its Goshen Coach bus operation. This combination was driven by the commonality of the two operations. The combined group now operates with commingled administrative functions as well as common management.
Accordingly, management’s overall assessment is that the SJC ambulance business does qualify for aggregation with the Company’s bus businesses for purposes of presenting reportable segments.

4.	Please provide the disclosures required by ASC 280-10-50-40. It appears that you should be separately quantifying revenue attributable to ambulances. Provide us the disclosure that would have been included in the 2010 Form 10-K.
Revenues from sales of ambulances for the year ended July 31, 2010 and the quarterly period ended April 30, 2010 (both subsequent to the Company’s March 1, 2010 acquisition of SJC) were $13.2 million and $6.0 million, respectively. These sales represented 0.6% and 0.9% of total consolidated sales for the year ended July 31, 2010 and the quarterly period ended April 30, 2010, respectively. Moreover, ambulance sales were $14.3 million for the six months ended January 31, 2011, representing 1.3% of total consolidated sales. The Company’s ambulance sales do not represent a material amount of total consolidated sales for any of these periods and are not expected to be material in the foreseeable future. Furthermore, as described above, SJC appropriately aggregates into the Buses reportable segment. The Company’s reportable segments are product-based — namely, Towable RVs, Motorized RVs and Buses. ASC 280-10-50-38 does not require the ASC 280-10-50-40 disclosures to be made for similar products in such a reportable segment. We believe that buses and ambulances are similar products. ASC 280-10-50-38 indicates “Information required by paragraphs 280-10-50-40 through 50-42 need be provided only if it is not provided as part of the reportable operating segment information required by this Subtopic.” Accordingly, the Company currently does not believe that disclosure of ambulance sales would be important to readers of its financial statements and does not believe such disclosure is required by the accounting standards. As such, the Company does not intend to provide disclosure of ambulance sales in its annual filings.
Note Q: Loan Transaction and related Notes Receivables, Page F-23
5.	Please explain in detail why it was appropriate to recognize revenue on sales to FreedomRoads Holdings, considering that it appears your loans enabled FreedomRoads to repay its principal obligations under floor plan financing. Collectability must also be reasonably assured before revenue can be recognized and absent the loan to FreedomRoads, it appears that you would have been obligated to repurchase the products sold to the dealer. See our related comment number 1 noted above.
Please see the Company’s response to Comment 1, Section A ii). In addition, we note that FR LLC’s lender had not exercised its rights under the repurchase agreement with us. Accordingly, we were under no obligation to have to repurchase the products we sold to FR LLC. Had Mr. Adams not obtained the Loans from the Company in order to meet his equity contribution requirements under the forbearance agreement, he would likely have obtained the necessary funds through other means and/or continued to negotiate with the lenders rather than letting them deem the floor plan arrangements in default and secure an interest in FR LLC’s considerable inventory. The lender’s apparent willingness to work with FR LLC in this matter demonstrates its reluctance to exercise its repurchase rights. Additionally, we note that payment for all shipments of product to FR LLC, including those associated with the Loans, were and continue to be collected by the Company within normal business terms approximately 15 days after shipment.

6.	In addition, provide us your analysis of the loans as variable interests in FreedomRoads. Specifically, provide support for your assertion that you were not the primary beneficiary and that consolidation was not appropriate.
Please see the Company’s response to Comment 1, Section A i).
* * *
In addition, we confirm that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact the undersigned at (574) 970-7422 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ Christian G. Farman
Christian G. Farman
Chief Financial Officer